SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

RESOLUTIONS OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

Rio de Janeiro, March 19th, 2012, Petróleo Brasileiro S.A. - Petrobras hereby informs that the Ordinary and Extraordinary General Meeting, held this day, at 03:00 pm, in the main auditorium of the Company’s Head office building, at Avenida República do Chile 65 – 1st floor, in the city of Rio de Janeiro (RJ), ruled and approved as follows:

GENERAL ORDINARY MEETING

      I.      Management Report and Financial Statements with Fiscal Council’s Opinion for the fiscal year 2011;

    II.      Capital Expenditure Budget for fiscal year 2012, in the amount of R$ 58,812,271,879.00, as detailed below:

(in R$)
Investments	58,660,288,943
Capital increases in subsidiaries and other companies	151,982,936
2012 capital budget	58,812,271,879

Investments	55,360,288,943
Capital Increases	151,982,936
Own resources	55,512,271,879

Third Party resources	3,300,000,000

Out of the budget, 59.02% will be invested in the Exploration and Production segment, 33.10% in the Downstream segment, 5.42% in the Gas & Energy and 2.46% in other business areas.

   III.      Distribution of results for the fiscal year 2011, in the amount of R$33,100,699,379.17, according to the boards proposal, as follows:

Destination	2011 (in R$ thousand.)
Net Income for the Period	33,100,699
Legal reserve (5%)	(1,655,035)
Tax Incentive Reserve	(81,077)
Total	31,374,587
Proposed dividends – 38.25% (R$0.92 per share)	12,000,937
Interests on own capital	10,435,598
Dividend	1,565,339
Profits appropriated in the capital	18,336,751

1

Dividends Payment Schedule:

•           R$ 2,608,899,386.00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the May.31st,.2011 and equivalent to R$ 0.20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the.May,11th,.2011, approved by the Board on the April, 29th ,2011.

•           R$ 2,608,899,386.00 two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the August 31st ,2011, and equivalent to R$ 0.20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the August 2nd,2011, approved by the Board on the July, 22nd ,2011.

•           R$ 2,608,899,386.00 two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), made available on the November, 30th ,2011, and equivalent to R$ 0.20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the November.11th, .2011, approved by the Board on the October 28th ,2011.

•           R$ 4,174,239,017.60 (four billion, one hundred and seventy four million, two hundred and thirty nine thousand, and seventeen Brazilian Real and sixty cents) referring to R$ 0.32 (twenty cents of Brazilian Real) per share, equivalent to R$ 0.20 (twenty cents) per share, referring to the installment of interest on own capital, based on the shareholding status on the January 1st ,2012, approved by the Board on the December 22nd ,2011 made available on the February 29th ,2012, and R$ 0.12 (twelve cents) based on the shareholding status on this day, to be paid within 60 days following today's date, which amounts shall be updated , from the 31st December 2011 until the payment start date, according to Selic variation rate.

Moreover, should Petrobras with respect to the payment of Profit Sharing Results - PLR strictly observe the terms and conditions contained in the Corporate Program Goals for the Company approved by DEST.

IV.        Election of the following as Members of the Board of Directors

BOARD OF DIRECTORS

Representing the Majority Shareholders

Mr. GUIDO MANTEGA

Mr. LUCIANO GALVÃO COUTINHO

Mr. FRANCISCO ROBERTO DE ALBUQUERQUE

Mr. MÁRCIO PEREIRA ZIMMERMANN

Mr. SERGIO FRANKLIN QUINTELLA

Mr. MARIA DAS GRAÇAS SILVA FOSTER

Mr. MIRIAM APARECIDA BELCHIOR

Representing the Minority Ordinary Shareholders

Mr. JOSUÉ CHRISTIANO GOMES DA SILVA

Representing the Preferred Shareholders

Mr. JORGE GERDAU JOHANNPETER

Representing the Employees of Petrobras

Mr. SILVIO SINEDINO PINHEIRO

V.         Election of the Mr. GUIDO MANTEGA as Chairman of the Board of Directors as per art. 18 of the Company’s Bylaws;

2

VI.        Election of the following as Members of the Fiscal Council and their respective substitutes:

FISCAL COUNCIL

Representing the Majority Shareholders

Mr. PAULO JOSÉ DOS REIS SOUZA – as Member and Mr. MARCUS PEREIRA AUCÉLIO as deputY  representing the NationalTreasure

Mrs. MARISETE FÁTIMA DADALD PEREIRA – as Member and Mr. RICARDO DE PAULA MONTEIRO as deputy.

Ms. CESAR ACOSTA RECH – as Member and Mr. EDSON FREITAS DE OLIVEIRA as deputy.

Representing the Minority Ordinary Shareholders

Mr. NELSON ROCHA AUGUSTO – as Member and Mrs. MARIA AUXILIADORA ALVES DA SILVA as deputy.

Representing the Preferred Shareholders

Mrs. MARIA LÚCIA DE OLIVEIRA FALCÓN – as Member and Mr. CELSO BARRETO NETO as deputy.

VII. Establishing the global remuneration of the members of the Board of Director and Executive Directors up to R$ 14,504,250.00 (fourteen million, five hundred and four thousand, two hundred and fifty reais), to the period between April 2012 and March 2013. In the case of the Executive Directors it is considering monthly honorary fees, vacation gratuity, Christmas bonus (13th wage), performance bonus, as well as their profit sharing, housing assistance according to decree nº 3,255 as of 11/19/1999, private social security and contingent rubric, expressly forbidden to transfer to their fees of any benefits that eventually were to be granted to employees of the company at the time of finalization of the Collective Bargaining Agreement - ACT in their respective base date of 2012;

Authorizing the Board of Director to determine the individual remuneration of the Executive Directors considering the total cap minus the Board of Directors remuneration.

Limiting the monthly income of the members of the Board of Directors and Fiscal Board in 10% of the average monthly income of the Executive Directors, excluding vacation gratuity, performance bonus, profit sharing, housing assistance, private social security.

3

GENERAL EXTRAORDINARY MEETING

I. Approved the increase of the Capital Stock by acquisition of part of the fiscal incentive reserve comprised in the year of 2011, in the amount of R$ 12 million, increasing the capital stock from R$ 205,380 million to R$ 205,392 million, without changes to the number of common and preferred shares, as provided for in article 40, item III, in the Company’s Articles of Incorporation, and the subsequent amendment to the wording in article 4 in the aforementioned Articles of Incorporation.

As a consequence, section 4 of the company's by-laws shall be changed, which is now as follows:

“Section 4º- The capital stock is R$ 205,392,136,722.39 (two hundred and five billion, three hundred and ninety two million, one hundred and thirty six thousand, seven hundred and twenty two, and thirty nine cents of Brazilian Real), divided in 13,044,496,930 (thirteen billion, forty four million, four hundred and ninety six thousand and nine hundred and thirty) common shares, of which 7,442,454,142 (seven billion, four hundred and forty two million, four hundred and fifty for thousand and one hundred and forty two) are ordinary shares and 5,602,042,788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) are preferred shares”.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 20, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.